# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Alto Neuroscience, Inc., CIK 0001999480
CUSIP: 02157Q109
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 650 CASTRO STREET, SUITE 450, MOUNTAIN VIEW, California (CA), 94041
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000919574-26-003214
Filed by CIK 0002115022

## Reporting persons
- Sirenia Capital Management LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,219,568; sole dispositive power 0; shared dispositive power 2,219,568; aggregate amount beneficially owned 2,219,568 (6.2% of the class)
  Comment: Includes 787,043 shares of Common Stock (as defined in Item 2(a)) issuable upon exercise of warrants.
- Alex Silverstein: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,219,568; sole dispositive power 0; shared dispositive power 2,219,568; aggregate amount beneficially owned 2,219,568 (6.2% of the class)
  Comment: Includes 787,043 shares of Common Stock issuable upon exercise of warrants.

## Item 1. Issuer
Name of issuer: Alto Neuroscience, Inc.
Address of issuer's principal executive offices: 650 Castro St, Suite 450, Mountain View, CA 94041

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Sirenia Capital Management LP ("Sirenia") with respect to the common stock, par value $0.0001 per share ("Common Stock"), of Alto Neuroscience, Inc. (the "Issuer") held by, and issuable upon exercise of warrants held by, investment funds it manages (the "Sirenia Funds"); and

(ii) Alex Silverstein ("Mr. Silverstein"), the managing member of Sirenia Capital Management GP LLC, the general partner of Sirenia, with respect to the Common Stock held by, and issuable upon exercise of warrants held by, the Sirenia Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Securities Exchange Act of 1934, the beneficial owner of the securities reported herein.
Address of principal business office or, if none, residence: The address of the principal business office of Sirenia and Mr. Silverstein is 1674 Meridian Avenue, Suite 320, Miami Beach, FL 33139.
Citizenship: Sirenia is a Delaware limited partnership. Mr. Silverstein is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 35,093,940 shares of Common Stock outstanding as of May 8, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period of March 31, 2026, filed with the Securities and Exchange Commission on May 13, 2026, and assumes the exercise of the warrants held by the Sirenia Funds.
Percent of class: 6.2%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a). SILV Fund, Ltd. has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5 percent of the outstanding Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Item 2(a) and Item 3.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Sirenia Capital Management LP: /s/ Kolby Loft, Kolby Loft, General Counsel & Chief Compliance Officer (08/14/2026)
- Alex Silverstein: /s/ Alex Silverstein, Alex Silverstein, individually (08/14/2026)